Exhibit 5.2

October 5, 2005 American Community Bancshares, Inc. 2593 W. Roosevelt Blvd. Monroe, NC 28111 Attn: Stephanie D. Helms Senior Vice President

Charleston Charlotte Columbia Greensboro Greenville Hilton Head Myrtle Beach

           Re:  Qualification of 401(k) Plan

Dear Stephanie:

American Community Bank (the “Bank”) has asked us to render our opinion with respect to whether the American Community Bank 401(k) Profit Sharing Plan (the “Plan”) is a plan qualified under Section 401 of the Internal Revenue Code. In connection therewith, we have reviewed the following Plan documents (collectively, the “Plan Documents”):

(1) The CBH Pensions, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust, Basic Plan Document #1 (the “CBH Prototype Plan”).

(2) A completed Adoption Agreement for CBH Pensions, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust (the “CBH Adoption Agreement”).

(3) The EGTRRA Amendment to the Plan.

(4) The Post-EGTRRA Amendment to the Plan.

(5) The Mandatory Distribution Amendment to the Plan.

(6) The favorable determination letter issued to CBH Pensions, Inc. on July 24, 2003 by the Internal Revenue Service with respect to the Prototype Plan and the Adoption Agreement, a copy of which is attached (the “CBH Determination Letter”).

(7) The prior version of the Plan, as maintained through the adoption of the Principal Financial Group Prototype for Savings Plans, Basic Plan No. 2 (the

701 Green Valley Road Suite 100 (27408) P.O. Box 3463 Greensboro, NC 27402	T 336.373.1600 F 336.273.5357 Nexsen Pruet Adams Kleemeier, PLLC Attorneys and Counselors at Law

American Community Bancshares, Inc. Attn: Stephanie D. Helms October 5, 2005 Page 2

“Principal Prototype Plan”), which was adopted effective January 1, 2001 through the execution of the Principal Financial Group Adoption Agreement Plan No. 001 (the “Principal Adoption Agreement”), and amended on March 1, 2003, May 10, 2004 and April 4, 2005 (the “Principal Amendments”).

(8) The favorable determination letter issued to Principal Life Insurance Co. on July 22, 2003 by the Internal Revenue Service with respect to the qualification of the Principal Prototype Plan.

(9) The original version of the Plan, as maintained through the adoption of the Miles & Associates, Inc. Defined Contribution Prototype Plan and Trust Agreement, Basic Plan Document #01 (the “Original Prototype Plan”), which was adopted effective July 1, 1999 through the execution of the Miles & Associates, Inc. Adoption Agreement #004 (the “Original Adoption Agreement”).

(10) The favorable determination letter issued to Miles & Associates, Inc. on December 8, 1992 by the Internal Revenue Service with respect to the qualification of the Original Prototype Plan (the “Miles & Associates Determination Letter”).

Additionally, we have relied upon the following representations (the “Representations”) made by you that:

(1) The original effective date of the Plan was July 1, 1999.

(2) The Bank has not maintained any qualified retirement plans other than the Plan.

(3) The Plan has not been amended since the adoption of the Original Prototype Plan, other than through the adoption of the Principal Prototype Plan and the Principal Amendments, the adoption of the CBH Prototype Plan, and the adoption of model, sample or other good faith amendments that specifically provided that their adoption by the Bank would not cause the Plan to be treated as an individually designed plan or cause the Plan to fail to be “identical” to the approved prototype plan.

(4) The Original Prototype Plan was at all times administered in accordance with the terms of the Original Prototype Plan and the Original Adoption Agreement.

(5) The Principal Prototype Plan was at all times administered in accordance with the terms of the Principal Prototype Plan, the Principal Adoption Agreement, and the Principal Amendments.

(6) You have provided us with copies of all of the plan documents used in connection with the Banks’s adoption of the Original Prototype Plan, the Principal

American Community Bancshares, Inc. Attn: Stephanie D. Helms October 5, 2005 Page 3

Prototype Plan, and the CBH Prototype Plan, and such prototype plans have not been further amended, except as expressly provided herein.

On June 29, 2001, the Internal Revenue Service issued Announcement 2001-77, which was modified by Revenue Procedure 2005-16, effective February 17, 2005 (collectively, the “Pronouncements”). The Pronouncements provide that adopting employers of a nonstandardized prototype plan may rely on a favorable opinion or advisory letter issued to the prototype plan sponsor by the Internal Revenue Service if the employer adopts a plan that is identical to an approved prototype plan, chooses only options permitted under the terms of the approved plan, follows the terms of the plan, and, if the plan amends or restates an existing plan of the employer, the plan that is being amended or restated was qualified. If, pursuant to the Pronouncements, an employer can rely on a favorable opinion or advisory letter issued to the prototype plan sponsor, the opinion or advisory letter issued to the prototype plan sponsor is equivalent to a favorable determination letter issued to the adopting employer. There are certain exceptions to these reliance rules, which we have reviewed in connection with the Bank’s execution of the Principal Adoption Agreement, the Principal Amendments, the CBH Adoption Agreement, the EGTRRA Amendment, the Post-EGTRRA Amendment and the Mandatory Distribution Amendment. In our opinion, none of the exceptions to the reliance rules would prevent the Bank from relying upon the Principal Determination Letter and the CBH Determination Letter.

The Pronouncements did not apply with respect to the Bank’s adoption of the Original Prototype Plan on July 1, 1999. Had the Pronouncements applied to the Bank’s adoption of the Original Prototype Plan on July 1, 1999, then, based solely upon (i) our review of the Original Prototype Plan and the Original Adoption Agreement, and (ii) the Representations, the Bank would have been able to rely upon the Miles & Associates Determination Letter with respect to its qualification under Code Section 401(a). Accordingly, for purposes of this opinion, we have assumed that the Original Prototype Plan was qualified under Code Section 401(a).

Accordingly, upon the execution of the CBH Adoption Agreement, the EGTRRA Amendment, the Post-EGTRRA Amendment and the Mandatory Distribution Amendment by the Bank, it is our opinion, based solely upon (i) our review of the Plan Documents, (ii) our reliance upon your Representations, and (iii) our assumption that the Original Prototype Plan was qualified under Code Section 401(a), that the Bank will be able to rely upon the CBH Determination Letter with respect to the qualification of the Plan as to its form under Section 401 of the Code, without the need for the Bank to apply to the Internal Revenue Service for a separate determination letter.

We have not been engaged to review the administration of the Plan to test for compliance with the Plan Documents or applicable laws and regulations, and accordingly we do not express an opinion as to the Plans’ qualification with respect to its operation and administration.

American Community Bancshares, Inc. Attn: Stephanie D. Helms October 5, 2005 Page 4

We hereby consent to the filing of this opinion as an exhibit to the Form S-8 Registration Statement that you intend to file with the Securities and Exchange Commission with respect to the offering of employer securities as an investment alternative within the Plan. In giving this consent, we do not hereby admit that this firm is within the category of persons whose consent is required under Section 7 of the Securities Act or the regulations promulgated pursuant to the Securities Act.

Very truly yours,

William M. Wilcox

Enclosure